Exhibit 12

Avis Budget Group, Inc.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Nine Months Ended September 30,
	2015		2014
Earnings available to cover fixed charges:
Income from continuing operations before income taxes	$378		$359
Plus: Fixed charges	471		505
Earnings available to cover fixed charges	$849		$864

Fixed charges (a):
Interest, including amortization of deferred financing costs	$387		$429
Interest portion of rental payment	84		76
Total fixed charges	$471		$505

Ratio of earnings to fixed charges	1.80	x	1.71	x
__________

(a) Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	Nine Months Ended September 30,
	2015	2014
Related to debt under vehicle programs	$227	$218
All other	160	211
	$387	$429